Amendment No. 2 to Prospectus Supplement dated May 31, 2016 (to Prospectus dated March 13, 2014)	Filed pursuant to Rule 424(b)(5) File No. 333-193336

ZION OIL & GAS, INC.

This Amendment No. 2 to the Prospectus Supplement amends the Prospectus Supplement dated May 31, 2016 (“Original Prospectus Supplement”) and Amendment No. 1 dated June 22, 2016 (“Amendment No. 1”). This Amendment No. 2 to the Original Prospectus Supplement should be read in conjunction with the base Prospectus effective March 27, 2014 and Amendment No. 1. This Amendment No. 2 is incorporated by reference into the Original Prospectus Supplement. This Amendment No. 2 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus Supplement and Amendment No. 1, including any amendments or supplements thereto.

Investing in our common stock and bonds are risky. See “Risk Factors” commencing at page S-14 of the Prospectus Supplement to read about the risks that you should consider before exercising subscription rights in this offering.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Extension of the Offering Dates

Under Amendment No. 1, the Final Closing Date of the Offering was to terminate at 10:00 a.m. EST, on September 1, 2016 (the “Final Closing Date”), or at such other date and time (such date and time being called the “Closing Date”), and at such location as may be agreed upon between Network 1 Financial Securities, Inc. (“Network 1”) and the Company, or by facsimile or other electronic means. Under the Prospectus Supplement and in Amendment No. 1, we may in our discretion extend the Final Closing Date with the Minimum Date up to 60 days prior to August 31, 2016. Amendments to this Prospectus Supplement and the Supplemental Indenture are being filed for this extension and the corresponding date changes with respect to the Note, such as issuance date, interest payment date and maturity date.

The Minimum Purchase Date (the “Minimum Date”) is extended from August 31, 2016 to October 31, 2016. If we do not receive acceptable subscriptions and payments totaling at least the Minimum Purchase Amount on or before October 31, 2016, we will terminate the offering and promptly refund the money raised without deduction. If the Minimum Purchase Amount is received on or before the Minimum Date, the Final Closing Date will be extended from September 1, 2016 to November 1, 2016, and the Bonds will be issued on that date and interest thereon shall begin to accrue on the 31st day following the extended Final Closing Date. With the Final Closing Date of November 1, 2016, the 31st day following the Final Closing Date will be December 2, 2016 instead of October 2, 2016 and such extended interest accrual date shall begin the 12 year period of bonds issued on the Final Closing Date with all bonds having a maturity date of December 2, 2028 (sometimes referred to herein as the “Maturity Date”).

The Bonds will bear interest at a rate of 12% per year on the principal or par value of $1,000.00 per Bond, payable annually in arrears on December 2 of each year, beginning December 2, 2017, or, if such day is not a day other than (a) a Saturday, Sunday or public holiday in Texas; or (b) a day on which the appropriate government officials of Dallas or Texas declare a state of emergency preventing the regular conduct of business (“Business Day”), the next following Business Day. The interest payments shall be paid annually, in arrears in cash or in shares of our common stock as described herein, at our sole discretion. The Bonds are scheduled to mature on December 2, 2028 and, at our discretion, we will deliver shares of our common stock as provided in this Prospectus or pay the principal and unpaid interest in cash.

U.S. State Securities (“Blue Sky”) and Foreign Securities Laws.

In order to comply with certain blue sky and foreign securities laws, if applicable, the Bonds will be offered and sold in such jurisdictions only where such offers and sales are (i) permitted by registration or qualification of the Bonds or pursuant to an appropriate exemption from registration, and (ii) effected by the Company as designated by Network 1 or by brokers or dealers that are registered or licensed in the applicable jurisdiction. In certain states and foreign countries, the amount of an investment in the Bonds and whether or not an investment may be allowed to occur could depend upon an investor’s meeting the ‘suitability standards’ established by the jurisdiction in which such investor resides. ‘Suitability standards’ are defined as ‘minimum net worth required, minimum income required and/or maximum investment allowed’ of or by a potential purchaser in this offering. Our officers, directors and Placement Agents will be provided information on a current basis as to those U.S. states and foreign jurisdictions in which the Bonds have qualified for offers and sales or in which we have an opinion of counsel that the Bonds are exempt from registration, and the suitability standards, if any, required by such U.S. states and foreign jurisdictions.”

Accordingly, all references in the Original Prospectus Supplement are hereby amended as described above. Except for the extension dates above, all other features, conditions and terms of the Prospectus Supplement remain unchanged.

The date of this Amendment No. 2 to the Prospectus Supplement is August 30, 2016.